                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO.4)1


                           JACOR COMMUNICATIONS, INC.
-------------------------------------------------------------------------------
                               (Name of Company)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                  469858 41 0
-------------------------------------------------------------------------------
                                 (CUSIP number)

                               Sheli Z. Rosenberg
             Two N. Riverside Plaza, Suite 600, Chicago, IL  60606
                                 (312) 466-3990
-------------------------------------------------------------------------------
     (Name, address and telephone number of person authorized to receive notices and communications)


                                October 8, 1998
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 47 Pages)








________________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                    ------------------
CUSPID No.  469858 41 0               13D/A                Page 2 of 47 Pages
-----------------------                                    ------------------
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Zell/Chilmark Fund, L.P.
        36-3716608
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                (b) [x]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
      NUMBER OF
                                    13,349,720
       SHARES             -----------------------------------------------------
                              8     SHARED VOTING POWER
     BENEFICIALLY
                                    0
       OWNED BY           -----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
         EACH
                                    13,349,720
      REPORTING           -----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
     PERSON WITH
                                    0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        13,349,720
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        approximately 26.2%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
-------------------------------------------------------------------------------

-----------------------                                    ------------------
CUSPID No.  469858 41 0               13D/A                Page 3 of 47 Pages
-----------------------                                    ------------------
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Samstock, L.L.C.
        36-4156890
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                (b) [x]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
      NUMBER OF
                                    437,858
       SHARES             -----------------------------------------------------
                              8     SHARED VOTING POWER
     BENEFICIALLY
                                    0
       OWNED BY           -----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
         EACH
                                    437,858
      REPORTING           -----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
     PERSON WITH
                                    0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        437,858
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        approximately 3.3%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        00
-------------------------------------------------------------------------------

-----------------------                                    ------------------
CUSPID No.  469858 41 0               13D/A                Page 4 of 47 Pages
-----------------------                                    ------------------
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        SZ2 (IGP) Partnership
        36-3870923
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                (b) [x]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
      NUMBER OF
                                    60,243
       SHARES             -----------------------------------------------------
                              8     SHARED VOTING POWER
     BENEFICIALLY
                                    0
       OWNED BY           -----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
         EACH
                                    60,243
      REPORTING           -----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
     PERSON WITH
                                    0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        60,243
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        approximately 0.5%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
-------------------------------------------------------------------------------

-----------------------                                    ------------------
CUSPID No.  469858 41 0               13D/A                Page 5 of 47 Pages
-----------------------                                    ------------------
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Anda Partnership
        88-0132846
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                (b) [x]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
      NUMBER OF
                                    0
       SHARES             -----------------------------------------------------
                              8     SHARED VOTING POWER
     BENEFICIALLY
                                    0
       OWNED BY           -----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
         EACH
                                    0
      REPORTING           -----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
     PERSON WITH
                                    0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        0
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
-------------------------------------------------------------------------------

-----------------------                                    ------------------
CUSPID No.  469858 41 0               13D/A                Page 6 of 47 Pages
-----------------------                                    ------------------
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Samuel Zell
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                (b) [x]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
      NUMBER OF
                                    9,289
       SHARES             -----------------------------------------------------
                              8     SHARED VOTING POWER
     BENEFICIALLY
                                    0
       OWNED BY           -----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
         EACH
                                    9,289
      REPORTING           -----------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
     PERSON WITH
                                    0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

        9,289
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        approximately 0.02%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

This Amendment No. 4 (this "Amendment") amends and restates, in their entirety, the Statement on Schedule 13D dated April 23, 1993, Amendment No. 1 thereto dated July 20, 1993, Amendment No. 2 thereto dated February 12, 1996 and Amendment No. 3 thereto dated May 16, 1997 (such original Schedule 13D, along with Amendments No. 1 through 3 collectively being referred to herein as the "Statement"), by Zell/Chilmark Fund, L.P., Samstock, L.L.C., SZ2 (IGP) Partnership and Anda Partnership relating to the common stock, par value $.01 per share, of JACOR COMMUNICATIONS, INC., a Delaware corporation.

Item 1.  Security and Issuer

This Statement relates to the common stock, $.01 par value per share ("Common Stock") of Jacor Communications, Inc. (the "Issuer"). The Issuer has its principal executive office at 50 East RiverCenter Blvd., 12th Floor, Covington, Kentucky 41011.

Item 2.  Identity and Background

Item 2 is hereby amended to read in its entirety as follows:

(a)-(c) The following are Reporting Persons:

               1) Zell/Chilmark Fund, L.P., a Delaware limited partnership
                  ("Zell/Chilmark");
               2) Samstock, L.L.C., a Delaware limited liability company
                  ("Samstock");
               3) SZ2 (IGP) Partnership, an Illinois general partnership
                  ("SZ2");
               4) Anda Partnership, a Nevada general partnership ("Anda"); and
               5) Samuel Zell, an individual.

               The business address of Zell/Chilmark, Samstock, SZ2, Anda and Samuel Zell (herein the "Reporting Persons") is Two N. Riverside Plaza, Chicago, IL 60606.

               Zell/Chilmark:  Zell/Chilmark is controlled by Samuel Zell, David
               M. Schulte, Rod F. Dammeyer and Sheli Z. Rosenberg.
               Zell/Chilmark is controlled by its sole general partner, ZC Limited Partnership, an Illinois limited partnership ("ZC Limited"). ZC Limited is controlled by its sole general partner, ZC Partnership, a Delaware general partnership ("ZC"). ZC's partners are ZC, Inc., an Illinois corporation ("ZCI"), wholly owned and controlled by Mr. Zell, and CZ Inc., a Delaware corporation ("CZI"), wholly owned and controlled by Mr. Schulte. ZC has delegated its full power and authority to represent itself to an executive committee of ZC comprised of Messrs. Zell and Schulte and two delegates appointed by Mr. Zell. Mr. Zell has appointed Mr. Dammeyer and Mrs. Rosenberg as his delegates.

               Certain information concerning Messrs. Zell, Schulte and Dammeyer and Mrs. Rosenberg is set forth in Appendix A hereto. The address of ZCI, Messrs. Zell and Dammeyer and Mrs. Rosenberg is Two N. Riverside Plaza, Suite 600, Chicago, Illinois 60606. The address of Mr. Schulte is 875 N. Michigan Avenue, Chicago, Illinois 60611.

               The principal business of Zell/Chilmark and, through Zell/Chilmark, of ZC Limited, ZC, ZCI and CZI is investing in, and providing capital and management support to, companies that are engaged in or are the appropriate subject of significant recapitalizations or corporate restructurings. Certain information concerning the executive officers, directors and principal shareholders of ZCI and CZI is set forth in Appendix A hereto.

               Information for ZCI and CZI, the sole partners of ZC, is as follows:

                     The officers of ZCI are:


                     Samuel Zell                 President
                     Rod F. Dammeyer             Vice President
                     Donald J. Liebentritt       Vice President
                     Sheli Z. Rosenberg          Vice President
                     Arthur A. Greenberg         Vice President and Treasurer


               Certain information concerning Messrs. Zell, Dammeyer, Greenberg & Liebentritt and Mrs. Rosenberg is set forth in Appendix A hereto. The address for ZCI, Messrs. Zell, Dammeyer, Greenberg and Liebentritt, and Mrs. Rosenberg is Two N. Riverside Plaza, Chicago, Illinois 60606.

                     The officers of CZI are:


                     David M. Schulte            President
                     Joel S. Friedland           Vice President
                     Matthew R. Rosenberg        Vice President


               Certain information concerning Messrs. Schulte, Friedland and Rosenberg is set forth in Appendix A hereto. The address for CZI, Messrs. Schulte, Friedland and Rosenberg is 875 N. Michigan Avenue, Chicago, Illinois 60611.

               Samstock, L.L.C.

               Samstock is a Delaware limited liability company whose sole member is SZ Investments, L.L.C., a Delaware limited liability company. The members of SZ Investments, L.L.C. are: 1) Alphabet Partners, an Illinois general partnership; 2) ZFT Partnership, an Illinois general partnership; and 3) Zell General Partnership, Inc.


               Alphabet Partners is composed of three trusts created for the benefit of Samuel Zell. Arthur A. Greenberg is the sole trustee of the three trusts. Certain information concerning Mr. Greenberg is set forth in Appendix A hereto. The address for Alphabet Partners and Mr. Greenberg is Two N. Riverside Plaza, Chicago, Illinois 60606.

               ZFT Partnership is composed of fifteen trusts created for the benefit of Samuel Zell. Sheli Z. Rosenberg is the sole trustee of the fifteen trusts. Certain information concerning Mrs. Rosenberg is set forth in Appendix A hereto. The address for ZFT Partnership and Mrs. Rosenberg is Two N. Riverside Plaza, Chicago, Illinois 60606.

               Zell General Partnership, Inc. ("Zell G.P.") is an Illinois corporation whose sole stockholder is Samuel Zell as Trustee of the Samuel Zell Revocable Trust under trust agreement dated January 17, 1990. Mr. Zell is also the beneficiary of the trust. The officers of Zell G.P. are: Samuel Zell, President and Sheli
               Z. Rosenberg, Rod F. Dammeyer and Donald J. Liebentritt, Vice Presidents. Certain information concerning Messrs. Zell, Dammeyer and Liebentritt and Mrs. Rosenberg is set forth in Appendix A hereto. The address for Zell G.P., Messrs. Zell, Dammeyer and Liebentritt and Mrs. Rosenberg is Two N. Riverside Plaza, Chicago, Illinois 60606.

               The officers of Samstock are:  Samuel Zell, President and Sheli
               Z. Rosenberg, Rod F. Dammeyer, and Donald J. Liebentritt, Vice Presidents. Certain information concerning Messrs. Zell, Dammeyer and Liebentritt and Mrs. Rosenberg is set forth in Appendix A.

               SZ2 (IGP) Partnership

               SZ2 is composed of Samuel Zell and twenty trusts created for the benefit of Samuel Zell or his family. The trustees of the twenty trusts are Roger S. Baskes, Rochelle Zell or Arthur A. Greenberg. Roger S. Baskes and Rochelle Zell are both private investors and citizens of the United States of America. Certain information concerning Messrs. Zell and Greenberg is set forth in Appendix A. The address for SZ2 and Messrs. Zell and Greenberg is Two N. Riverside Plaza, Chicago, Illinois 60606. The address for Mr. Baskes is 980 N. Michigan Avenue, Chicago, Illinois 60611. The address for Mrs. Zell is 1555 N. Astor Street, Chicago, Illinois 60611.

               Anda Partnership

               Anda Partnership is composed of ten trusts created for the benefit of Ann Lurie and her family. Ann Lurie and Mark Slezak are the co-trustees of the ten trusts. Mrs. Lurie is a private investor and a citizen of the United States of America. Mr. Slezak is a Vice President and Treasurer of Lurie Investments, Inc. and a citizen of the United States of America. The address for Anda Partnership, Mrs. Lurie and Mr. Slezak is Two N. Riverside Plaza, Chicago, Illinois 60606.

               Samuel Zell

               Certain information concerning Mr. Zell is set forth in Appendix
               A.



(d) and (e)    None of the Reporting Persons, nor, to the best knowledge of the
               Reporting Persons, any of the persons listed above or in Appendix
               A attached hereto, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The aggregate amount of funds used by Zell/Chilmark in acquiring 11,756,597 shares of Common Stock and 629,117 warrants to purchase Common Stock ("Warrants") reported for such Reporting Person was $67,608,710. All funds used in acquiring the Common Stock and Warrants were obtained from partnership capital contributions from general and limited partners. The Warrants and 8,272,276 shares of Common Stock were obtained pursuant to a restructuring plan which included a merger of a corporation wholly owned by Zell/Chilmark with the Issuer on January 11, 1993 and related creditor sale on January 12, 1993 ("Restructuring Plan"), and 3,484,321 shares were purchased by Zell/Chilmark from the Issuer on March 11, 1993.

        On July 20, 1993, a corporation wholly owned by Zell/Chilmark, ZC/Radio Acquisition, Inc. ("Acquisition Corp."), purchased a radio station, KAZY (FM), Denver, Colorado ("KAZY"), for $5.5 million plus acquisition expenses of $33,395.79. Zell/Chilmark and the Issuer had previously agreed that the Issuer would acquire KAZY from Zell/Chilmark in exchange for shares of Common Stock having an aggregate value, based upon the value of $5.74 per share established at the time of the Restructuring, equal to Zell/Chilmark's cost for the station plus related acquisition expenses. On July 20, 1993, Acquisition Corp. was merged into a wholly owned subsidiary of the Issuer in exchange for Zell/Chilmark's receipt of 964,006 shares of Common Stock. All funds used by Acquisition Corp. in acquiring KAZY were obtained by Acquisition Corp. from Zell/Chilmark. Zell/Chilmark received the funds from partnership contributions from general and limited partners.

        On June 11, 1996, Zell/Chilmark exercised the Warrants for $5.2 million with funds from partnership contributions from general and limited partners.

        On April 9, 1997, SZ2 purchased in open market transactions at $2.13 per warrant 271,000 warrants to purchase 55,155 shares of Common Stock at $28.00 per share and 25,000 warrants at $2.00 per warrant to purchase 5,088 shares of Common Stock at $28.00 per share for total consideration of approximately $627,000. The source of funds for the purchase by SZ2 was the working capital of SZ2.

        On May 16, 1997, Samstock and Anda purchased 437,858 shares of Common Stock and 235,770 shares of Common Stock, respectively, at $29.69 per share from the Issuer for total consideration of $13,000,004.02 and $7,000,011.30, respectively. The source of funds for the purchase by Samstock was a capital contribution from the member of Samstock, who in turn had received capital contributions from its members. The source of funds for the purchase by Anda was the working capital of Anda.

        On September 30, 1997, Samuel Zell purchased 3,256 shares of Common Stock at $30.71 per share from the Issuer pursuant to the Issuer's 1997 Non-Employee Director Stock Purchase Plan (the "Stock Purchase Plan"). On March 31, 1998, Samuel Zell purchased 2,283 shares of Common Stock at $43.80 per share from the Issuer pursuant to the Stock Purchase Plan. The aggregate amount of funds used by Mr. Zell in making each such purchase, approximately $100,000 with respect to each purchase, was from the personal funds of Mr. Zell. All of these shares were purchased at a per share price equal to 85% of the market value of the Issuer's Common Stock on the first day of the applicable purchase period.

Item 4. Purpose of Transaction.

        Zell/Chilmark acquired the Common Stock and Warrants referenced above to facilitate the consummation of the Restructuring Plan and for the purpose of making a significant long-term equity investment in, and obtaining control over, the Issuer, and to accomplish a subsequent refinancing of the Issuer's debt.

        Since the Issuer owns and operates radio stations, it is governed by the Federal Communications Committee ("FCC"). The rules and regulations of the FCC state that the FCC must approve the potential acquiror of a controlling interest in the voting stock of a company under its governance. Since it was the intent of Zell/Chilmark to gain control of the Issuer, FCC approval ("FCC Approval") was required. The Restructuring Plan was approved by the shareholders of the Issuer on January 8, 1993 and was consummated on January 11 and 12, 1993. At that time the transfer of control to Zell/Chilmark had not yet been approved by the FCC and therefore the shares acquired by Zell/Chilmark or issuable upon exercise of Warrants acquired by Zell/Chilmark were non-voting Class B common stock ("Class B Common"). The Class B Common was to convert to Common Stock at the time of the FCC's approval of Zell/Chilmark as the acquiror of a controlling interest in the Issuer. FCC approval was received on April 23, 1993. Pursuant to the Restructuring Plan, Zell/Chilmark designated two of the five directors of the Issuer at the time of the Restructuring and, upon receipt of FCC Approval, the board of directors of the Issuer was expanded to nine persons and Zell/Chilmark designated three additional directors in order to assure it majority representation. The Issuer, with Zell/Chilmark's support, proposed an amendment to its By-laws which was approved by vote at the Issuer's Annual Meeting of Stockholders in May 1993, which amendment eliminated provisions for a classified board.

        Samstock, Anda and Mr. Zell purchased the shares of Common Stock reported herein for investment purposes. SZ2 purchased the warrants to purchase Common Stock reported herein for investment purposes.

        As of October 8, 1998, each of Zell/Chilmark, Samstock, SZ2 and Samuel Zell executed a Voting Agreement (the "Voting Agreement") with Clear Channel Communications, Inc., a Texas corporation ("Clear Channel") pursuant to which each such Reporting Person agreed, among other things, to vote shares of Common Stock such entity beneficially owns (1) in favor of the Agreement and Plan of Merger dated as of October 8, 1998 (the "Merger Agreement") among the Issuer, Clear Channel and CCU Merger Sub, Inc., a Delaware Corporation ("CCU Merger Sub") whereby CCU Merger Sub would be merged with and into the Issuer with the Issuer surviving as a wholly-owned subsidiary of Clear Channel (the "Merger") and (2) generally against any action or agreement that is reasonably likely to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Voting Agreement or the Merger Agreement. The Voting Agreements also contain certain restrictions on the ability of such Reporting Persons to dispose of their shares of Common Stock during the period commencing 57 trading days prior to the Estimated Closing Date (as defined in
the Voting Agreement).   On October 8, 1998 each of Zell/Chilmark, Samstock, SZ2
and Samuel Zell executed a Registration Rights Agreement (the "Registration Rights Agreement") with Clear Channel pursuant to which Clear Channel agreed to give such Reporting Persons certain shelf registration and demand registration rights with respect to the shares of common stock of Clear Channel acquired by such Reporting Persons pursuant to the Merger. The summary contained in this Amendment to Schedule 13D of certain provisions of the Voting Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the Voting Agreement and the Registration Rights Agreement filed as Exhibit Nos. 12 and 13, respectively, to this Amendment and incorporated herein by reference.

        None of the Reporting Persons has any current intention to acquire any additional securities of the Issuer (except as described in this Item 4) or to dispose of any securities of the Issuer. Each of Zell/Chilmark, Samstock, SZ2 and Samuel Zell intends, however, to continue to review its investment in the Common Stock and, from time to time depending upon certain factors, including, without limitation, the availability and prices of shares of Common Stock and/or warrants on the open market, may determine to acquire through open market purchases or otherwise additional shares of Common Stock and/or warrants (in addition to those that the Reporting Persons may acquire as described above in this Item 4 or by exercising options described in Item 5) or may determine to sell Common Stock or warrants through open market transactions or otherwise, to the extent permitted by law and the terms of the above-described agreements.

        Except as stated above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

        The information set forth in Item 6 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) To the best knowledge of the Reporting Persons, there are 50,958,860 "1" shares of Common Stock issued and outstanding as of the date hereof. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of the following which represent the following percentages of the shares of Common Stock outstanding:




REPORTING PERSON:          NUMBER OF SHARES:          PERCENTAGE OF OUTSTANDING:
-----------------          -----------------          --------------------------
Zell/Chilmark                    13,349,720                     26.2%
Samstock                            437,858*                     3.3%*
SZ2                                  60,243**                    0.5%**
Anda                                    -0-                      0.0%
Samuel Zell                           9,289***                   0.0%***

-------------------------
1  From Form 10Q for the quarter ended June 30, 1998.

        * These shares of Common Stock are pledged to Chase Manhattan Bank. See Item 6 for a description of the transaction.

        ** Assumes the exercise of 296,000 warrants to purchase 60,243 shares of Common Stock at $28.00 per share.

        *** Includes vested options currently exercisable to purchase 3,750 shares of Common Stock but does not include 2,176 Common Stock units which will convert to shares of Common Stock at the time Mr. Zell ceases to be a director of the Issuer.

        Additionally, those persons listed in Item 2 above beneficially own the following number of shares of Common Stock:

            1) Sheli Z. Rosenberg is the beneficial owner of (i) 12,829 shares of Common Stock; (ii) options to purchase 20,000 shares of Common Stock; and 2,176 Common Stock units.

            2) Samuel Zell may be deemed to be the beneficial owner of 5,000 shares of Common Stock which are beneficially owned by the Rochelle Zell Revocable Trust. Mr. Zell is a co-trustee of such trust and disclaims beneficial ownership of the 5,000 shares of Common Stock.

            3) Rochelle Zell may be deemed to be the beneficial owner of 5,000 shares of Common Stock which are beneficially owned by the Rochelle Zell Revocable Trust. Mrs. Zell is the beneficiary and co-trustee of such trust.

            4) Roger S. Baskes may be deemed to be the beneficial owner of 5,000 shares beneficially owned by the Rochelle Zell Revocable Trust. Mr. Baskes is a co-trustee of such trust and disclaims beneficial ownership of the 5,000 shares of Common Stock. Additionally, the RSB Properties Trust E is the beneficial owner of 5,000 shares of Common Stock. Members of Mr. Baskes' family are the beneficiaries of such trust. Mr. Baskes disclaims beneficial ownership of the 5,000 shares.

            5) Rod F. Dammeyer is the beneficial owner of (i) 2,283 shares of Common Stock; (ii) options to purchase 17,000 shares of Common Stock; and 5,916 Common Stock units.



(b) Zell/Chilmark, Samuel Zell, Sheli Z. Rosenberg, Rod F. Dammeyer and David M. Schulte share the power to vote and to direct the vote of and share the power to dispose or to direct the disposition of the 13,349,720 shares of Common Stock beneficially owned by Zell/Chilmark.

        Samstock, Arthur A. Greenberg, Sheli Z. Rosenberg and Samuel Zell share the power to vote and to direct the vote of and share the power to dispose and to direct the disposition of the 437,858 shares of Common Stock beneficially owned by Samstock.

        SZ2, Samuel Zell, Arthur A. Greenberg, Roger S. Baskes and Rochelle Zell share the power to vote or to direct the vote of the 60,243 shares of Common Stock beneficially owned by SZ2 (assuming the exercise of the 296,000 warrants to purchase 60,243 shares of Common Stock beneficially owned by SZ2) and share the power to dispose or to direct the disposition of the 296,000 warrants to purchase 60,243 shares of Common Stock or the 60,243 shares of Common Stock beneficially owned by SZ2 (assuming the exercise of the 296,000 warrants to purchase 60,243 shares of Common Stock).

        The power to vote the shares of Common Stock beneficially owned by Zell/Chilmark, Samstock, SZ2 and Samuel Zell is limited under the terms of the Voting Agreements described in Item 2 above. The power to dispose of the shares of Common Stock beneficially owned by Zell/Chilmark, Samstock, SZ2 and Samuel Zell is limited under the terms of the Voting Agreements described in Item 2 above.

        The voting arrangements for the Common Stock reported for those persons identified above are as follows:

            1) Sheli Z. Rosenberg has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the 12,829 shares of Common Stock; the 20,000 shares of Common Stock assuming the exercise of the options to purchase 20,000 shares; and the 2,176 shares of Common Stock units assuming the conversion of the 2,176 Common Stock units.

            2) Samuel Zell, Rochelle Zell and Roger S. Baskes share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of the 5,000 shares of Common Stock beneficially owned by the Rochelle Zell Revocable Trust.

            3) Roger S. Baskes, as the beneficiary of the RSB Properties Trust E, has no power to vote or to direct the votes of and no power to dispose or to direct the disposition of the 5,000 shares of Common Stock beneficially owned by the RSB Properties Trust E.

            4) Rod F. Dammeyer has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of 2,283 shares of Common Stock; the 13,000 shares of Common Stock assuming the exercise of the options to purchase 13,000 shares of Common Stock and of 5,916 shares of Common Stock assuming the conversion of 5,916 Common Stock units.


(c) During the last sixty days, the Reporting Persons effected the following transactions:

            (i) Anda sold in open market transactions the shares of Common Stock set forth in Appendix B on the respective dates at the respective prices set forth in Appendix B.

(d) and (e) Not applicable.


Item 6. Contracts, Arrangement, Understandings or
        Relationships with Respect to Securities of the Issuer.

        On December 3, 1992, the Issuer entered into a time brokerage agreement with respect to radio station KAZY (FM), Denver, Colorado. On that same date, Zell/Chilmark agreed to acquire the station, subject to the time brokerage agreement, from parties not related to Zell/Chilmark or the Issuer for a purchase price of $5,500,000. This agreement by Zell/Chilmark to acquire the station (which is subject to various conditions, including approval of the FCC) was entered into in contemplation of the Restructuring and the subsequent resale of the station by Zell/Chilmark to the Issuer in exchange for shares of the Issuer's Common Stock having a value, based upon the value of $5.74 per share established at the time of the Restructuring, equal to Zell/Chilmark's cost for the station plus related acquisition expenses.

        Under the terms of the Restructuring, if FCC Approval is reversed by the FCC or a court, the Issuer is obligated to use its best efforts (including granting registration rights at the Issuer's expense but excluding entering into a restructuring) to assist Zell/Chilmark in a sale of its shares of Common Stock under such circumstances.

        On or about September 16, 1997, all of the 437,858 shares of Common Stock beneficially owned by Samstock were pledged to Chase Manhattan Bank as collateral for a revolving line of credit.

        In connection with Mr. Zell's service as a director of the Issuer, pursuant to the Issuer's Non-Employee Directors Stock Plan and in lieu of his annual cash retainer (i) on July 1, 1997 he was awarded 1,345 stock units which were equal in value to $50,000 based upon the fair market value of an equal number of shares of the Issuer's Common Stock on the date of the grant and (ii) on July 1, 1998 he was awarded 831 stock units which were equal in value to $50,000 based upon the fair market value of an equal number of shares of the Issuer's Common Stock on the date of the grant. The stock units are convertible into shares of Common Stock at the earlier of the time Mr. Zell ceases his service on the Board of Directors of the Issuer and/or other conditions established by the director prior to the award date. Pursuant to the Issuer's 1997 Non-Employee Directors Stock Plan (i) on April 28, 1997 Mr. Zell was awarded 5,000 non-qualified stock options having an exercise price of $27.875 per share and (ii) on April 2, 1998 Mr. Zell was awarded 5,000 non-qualified stock options having an exercise price of $60.66 per share. These options vested 25% upon grant and vest 25% annually thereafter. To date, 3,750 of these options have vested. See Item 2 regarding Mr. Zell's purchase of a total of 5,539 shares of Common Stock under the Issuer's Stock Purchase Plan.

        On October 8, 1998, the Issuer, Clear Channel and CCU Merger Sub, entered into the Merger Agreement which provides, among other things, that CCU Merger Sub will be merged with and into the Issuer with the Issuer surviving as a wholly-owned subsidiary of Clear Channel . In connection with the Merger, each share of Common Stock will be converted into a number (the "Conversion Number") of duly authorized, validly issued and nonassessable shares of Clear Channel common Stock, par value $0.10 per share (the "Parent Common Stock"), as follows: (i) if the Average Closing Price (as defined in the Merger Agreement) is less than or equal to $42.86, the Conversion Number will be 1.4 shares of Parent Common Stock, (ii) if the Average Closing Price is greater than $42.86 and less than or equal to $44.44, the Conversion Number will be that number of shares of Parent Common Stock with a value of $60.00, when measured at the Average Closing Price, (iii) if the Average Closing Price is greater than $44.44 and less than $50.00, the Conversion Number will be 1.35 shares of Parent Common Stock; and (iv) if the Average Closing Price is greater than or equal to $50.00, the Conversion Number will be the quotient obtained by dividing (A) the sum of
(x) $67.50 plus (y) the result obtained by multiplying $.675 time the excess of the Average Closing Price over $50.00 by (B) the Average Closing Price. The summary contained in this Amendment to Schedule 13D of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement filed as Exhibit No. 2 to the Issuer's Current Report on Form 8-K, dated October 9, 1998, and incorporated herein by reference.

        Also See Item 4 regarding (i) the Voting Agreements entered into between Clear Channel and each of Zell/Chilmark, Samstock, SZ2 and Samuel Zell, and (ii) the Registration Rights Agreement among Clear Channel, Zell/Chilmark, Samstock, SZ2 and Samuel Zell.

Item 7. Material to be Filed as Exhibits.


Exhibit Number  Description
--------------  -----------

Exhibit 1 Restructuring Agreement (incorporated herein by reference to Appendix A of the Issuer's Proxy Statement-Prospectus dated December 1, 1992 included in its Registration Statement on Form S-4, file No. 33-53612).

Exhibit 2 Amended Agreement of Merger (incorporated herein by reference to Appendix B of the Issuer's Proxy Statement-Prospectus dated December 1, 1992 included in its Registration Statement on Form S-4, file No. 33-53612).

Exhibit 3 Agreement of Understanding (incorporated herein by reference to Appendix C of the Issuer's Proxy Statement-Prospectus dated December 1, 1992 included in its Registration Statement on Form S-4, file No. 33-53612).

Exhibit 4 Jacor Shareholders Agreement, dated February 12, 1996, between Citicasters and Zell/Chilmark.*

Exhibit 5       Stock Purchase Agreement (incorporated herein by reference to
                Exhibit 1.2 of the Issuer's form 8-K dated as of May 15, 1997 and filed with the Commission on May 19, 1997).

Exhibit 6       Underwriting Agreement (incorporated herein by reference to
                Exhibit 1.1 of the Issuer's form 8-K dated as of May 15, 1997 and filed with the Commission on May 19, 1997).

Exhibit 7 Letter of Direction, dated May 20, 1997, from Equity Group Investments, Inc. to the Issuer.**

Exhibit 8       Lock-Up Agreement for Samuel Zell dated May 12, 1997.**

Exhibit 9       Lock-Up Agreement for Zell/Chilmark Fund, L.P. dated May 12,
                1997.**

Exhibit 10 Joint Filing Agreement, dated May 16, 1997, among Zell/Chilmark, Samstock, SZ2 and Anda.**

Exhibit 11 Agreement and Plan of Merger dated as of October 8, 1998 among the Issuer, Clear Channel and CCU Merger Sub, Inc. (incorporated herein by reference to Exhibit 2 of the Issuer's Current Report on Form 8-K dated October 9, 1998 and filed with the Commission October 9, 1998).

Exhibit 12 Form of Voting Agreement, dated as of October 8, 1998, between Clear Channel and each of Zell/Chilmark, Samstock, SZ2 and Samuel Zell.

Exhibit 13 Registration Rights Agreement, dated as of October 8, 1998, among Clear Channel, Zell/Chilmark, Samstock, SZ2 and Samuel Zell.

Exhibit 14 Amended and Restated Joint Filing Agreement, dated October 16, 1998, among Zell/Chilmark, Samstock, SZ2, Anda and Samuel Zell.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZELL/CHILMARK FUND, L.P.                             SAMSTOCK, L.L.C.
By: ZC Limited Partnership, general partner         By: SZ Investments, L.L.C., its sole member

By: ZC Partnership, general partner                 By: Zell General Partnership, Inc., its managing  member


By: ZC, Inc., a partner                             By:  /s/ Samuel Zell
                                                         ------------------------------
                                                         Name:  Samuel Zell, President

By: /s/ Samuel Zell
    ---------------------------------
    Name: Samuel Zell, President




SZ2 (IGP) PARTNERSHIP                               ANDA PARTNERSHIP

                                                    By:  Ann Only Trust, a partner


By: /s/ Samuel Zell                                 By:  /s/ Mark Slezak
    ---------------------------------                    ---------------------------------
    Name:  Samuel Zell, Partner                          Name:  Mark Slezak, Co-Trustee






/s/ Samuel Zell
-------------------------------------
SAMUEL ZELL

                                 EXHIBIT INDEX
                                 -------------
Exhibit                                                                 Page
Number                          Description                            Number
------                          -----------                            ------
 1     Restructuring Agreement (incorporated herein by reference
       to Appendix A of the Issuer's Proxy Statement-Prospectus
       dated December 1, 1992 included in its Registration Statement
       on Form S-4, file No. 33-53612).                                   --

 2     Amended Agreement of Merger (incorporated herein by reference to Appendix B of the Issuer's Proxy Statement-Prospectus
       dated December 1, 1992 included in its Registration Statement
       on Form S-4, file No. 33-53612).                                   --

 3     Agreement of Understanding incorporated herein by reference to Appendix C of the Issuer's Proxy Statement-Prospectus
       dated December 1, 1992 included in its Registration Statement
       on Form S-4, file No. 33-53612).                                   --

 4     Jacor Shareholders Agreement, dated February 12, 1996, between
       Citicasters and Zell/Chilmark.*                                    --

 5     Stock Purchase Agreement (incorporated herein by reference to

       Exhibit 1.2 of the Issuer's form 8-K dated as of May 15, 1997
       and filed with the Commission on May 19, 1997).                    --

 6     Underwriting Agreement (incorporated herein by reference to
       Exhibit 1.1 of the Issuer's form 8-K dated as of May 15, 1997
       and filed with the Commission on May 19, 1997).                    --

 7     Letter of Direction, dated May 20, 1997, from Equity Group
       Investments, Inc. to the Issuer.**                                 --

 8     Lock-Up Agreement for Samuel Zell dated May 12, 1997.**            --

 9     Lock-Up Agreement for Zell/Chilmark Fund, L.P. dated May 12,
       1997.**                                                            --

 10    Joint Filing Agreement, dated May 16, 1997, among
       Zell/Chilmark, Samstock, SZ2 and Anda.**                           --

 11    Agreement and Plan of Merger dated as of October 8, 1998
       among the Issuer, Clear Channel and CCU Merger Sub, Inc.
       (incorporated herein by reference to Exhibit 2 of the
       Issuer's Current Report on Form 8-K dated October 9, 1998 and
       filed with the Commission October 9, 1998).                        --

 12    Form of Voting Agreement, dated as of October 8, 1998, between
       Clear Channel and each of Zell/Chilmark, Samstock, SZ2 and Samuel
       Zell.                                                              22


 13    Registration Rights Agreement, dated as of October 8, 1998, among Clear Channel, Zell/Chilmark, Samstock, SZ2 and
       Samuel Zell.                                                       30

 14    Amended and Restated Joint Filing Agreement, dated
       October 16, 1998, among Zell/Chilmark, Samstock, SZ2, Anda
       and Samuel Zell.                                                   46

*    Previously filed with as Exhibit No. 1 to Amendment No. 2 to this
     Schedule 13D which was dated February 20, 1996.

*** The indicated documents were previously filed as Exhibit Nos. 2 through 5, respectively, to Amendment No. 3 to this Schedule 13D which was dated May 28, 1997.

                                   APPENDIX A

Information concerning Executive Officers, Directors and Major Shareholders of ZC, Inc. and CZ, Inc. All the individuals listed below are United States citizens.


                                    ZC, Inc.
                                    --------

                        Directors and Executive Officers
                        --------------------------------

Name and Business Address  Position with ZC, Inc., Present Principal Occupation
-------------------------  or Employment
                           ----------------------------------------------------
Samuel Zell                Sole director and President of ZC, Inc. Mr. Zell is
Two N. Riverside Plaza     Chairman of the Board of Equity Group Investments,
Chicago, IL 60606          Inc., a privately owned Investment and management
                           company whose address is Two N. Riverside Plaza,
                           Chicago, IL 60606.  Mr. Zell is also Chairman of the
                           Board of the Issuer.


Sheli Z. Rosenberg         Vice President of ZC, Inc. Mrs. Rosenberg is
Two N. Riverside Plaza     President and Chief Executive Officer of Equity Group
Chicago, IL 60606          Investments, Inc. Mrs. Rosenberg is also a director
                           and Vice Chairperson of the Board of the Issuer.
                           Equity Group Investments,Inc. is located at Two N.
                           Riverside Plaza, Chicago, IL 60606.


Arthur A. Greenberg        Vice President and Treasurer of ZC, Inc.
Two N. Riverside Plaza     Mr. Greenberg is the principal of the accounting firm
Chicago, IL 60606          of Arthur A. Greenberg, CPA; Arthur A. Greenberg, CPA
                           is located at Two N. Riverside Plaza, Chicago, IL
                           60606.

Rod F. Dammeyer            Vice President of ZC, Inc.  Mr. Dammeyer is a
Two N. Riverside Plaza     Managing Director of EGI Corporate Investments, a
Chicago, IL 60606          division of Equity Group Investments, Inc.
                           Mr. Dammeyer is also a director of the Issuer.

Donald J. Liebentritt      Vice President of ZC, Inc.  Mr. Liebentritt is a
Two N. Riverside Plaza     principal in the law firm of Rosenberg & Liebentritt,
Chicago, IL 60606          P.C. and Executive Vice and General Counsel of Equity
                           Group Investments, Inc. Rosenberg & Liebentritt P.C. is
                           located at Two N. Riverside Plaza, Chicago, IL
                           60606.

                               MAJOR SHAREHOLDERS
                               ------------------

Samuel Zell as trustee of the Samuel Zell Revocable Trust dated January 17, 1990 (the "SZ Trust") is the sole shareholder of ZC, Inc. Mr. Zell is also the beneficiary of the SZ Trust.

                                    CZ, INC.
                                    --------

                        Directors and Executive Officers
                        --------------------------------

Name and Business Address  Position with ZC, Inc., Present Principal Occupation
-------------------------  or Employment
                           ----------------------------------------------------

David M. Schulte           Sole director, President, Secretary and Treasurer of
875 N. Michigan Avenue     CZ Inc. Mr. Schulte is the managing general partner
Chicago, IL 60611          of Chilmark Partners, L.P.  Chilmark Partners is a
                           merchant banking firm that specializes in providing
                           corporate and investment banking advice to companies
                           on the restructuring of their businesses in
                           conjunction with recapitalizations.  Chilmark
                           Partners is located at 875 N. Michigan Avenue,
                           Chicago, IL 60611.


Joel S. Friedland          Vice President and Assistant Secretary of CZ Inc.
875 N. Michigan Avenue     Mr. Friedland is a general partner of Chilmark
Chicago, IL 60611          Partners, L.P.

Matthew Rosenberg          Vice President and Assistant Secretary of CZ Inc.
875 N. Michigan Avenue     Mr. Rosenberg is a general partner of Chilmark
Chicago, IL 60611          Partners, L.P.




                               MAJOR SHAREHOLDER
                               -----------------

David M. Schulte is the sole shareholder of CZ Inc.

                                   APPENDIX B
                                   ----------

                      SALES OF SHARES BY ANDA PARTNERSHIP

=============================================================================
  Trade                          Dollar
  Date       Security            Amount         Share Price       Quantity
  ----       --------            ------         -----------       --------
=============================================================================
07-21-98       JACOR        $ 2,277,990.17       $63.684377        35,770
-----------------------------------------------------------------------------
07-22-98       JACOR        $ 2,050,870.13       $63.103696        32,500
-----------------------------------------------------------------------------
07-23-98       JACOR        $   760,755.89       $60.860471        12,500
-----------------------------------------------------------------------------
07-24-98       JACOR        $   299,990.00       $59.998000         5,000
-----------------------------------------------------------------------------
07-28-98       JACOR        $   178,869.03       $59.623010         3,000
-----------------------------------------------------------------------------
07-29-98       JACOR        $   299,990.00       $59.998000         5,000
-----------------------------------------------------------------------------
07-30-98       JACOR        $   273,490.98       $60.775773         4,500
-----------------------------------------------------------------------------
08-06-98       JACOR        $ 1,598,384.21       $58.123062        27,500
-----------------------------------------------------------------------------
08-07-98       JACOR        $   594,980.16       $59.498016        10,000
-----------------------------------------------------------------------------
08-12-98       JACOR        $   754,974.83       $60.397986        12,500
-----------------------------------------------------------------------------
08-19-98       JACOR        $   746,693.85       $59.735508        12,500
-----------------------------------------------------------------------------
08-21-98       JACOR        $   284,990.50       $56.998100         5,000
-----------------------------------------------------------------------------
08-24-98       JACOR        $ 1,185,586.47       $59.279324        20,000
-----------------------------------------------------------------------------
08-25-98       JACOR        $ 1,214,959.50       $60.747975        20,000
-----------------------------------------------------------------------------
08-26-98       JACOR        $   302,802.40       $60.560480         5,000
-----------------------------------------------------------------------------
08-27-98       JACOR        $ 1,494,795.17       $59.791807        25,000
-----------------------------------------------------------------------------

                            --------------                        -------
         TOTAL              $14,320,123.29                        235,770
                            ==============                        =======
-----------------------------------------------------------------------------